Contact

www.linkedin.com/in/
kimberlymcferron (LinkedIn)

Top Skills

Operational Improvement

Business Insights

Business Relationship Management

Kimberly McFerron

Healthcare | Care Strategy | Biz/People Ops | Birth Work & Reproductive Justice | Exercise Science | Consultant | Presenter

Seattle, Washington, United States

Summary

Seasoned health and wellness executive and strategist with Fortune 500, startup, and consulting experience. Obsessed with the human experience in business, wellness, and healthcare. Expertise in analytical problem-solving, strategy and operations, program management, team building and development, mission-driven outcomes, product design and development, patient and community education, body mechanics, and maternal health. Passionate about a culture of learning, team connectedness, innovation, driving outcomes, creating impact, and an elite customer experience.

My passion is maternal health. I have spent 14+ years combining my knowledge of the physiological and anatomical needs of prenatal and postpartum bodies with my background as a doula to help elevate care and fill in the massive gaps in our modern maternal health structure. Additionally, I specialize in reproductive health disorders as they pertain to overall health, body mechanics, and lifestyle.

Experience

Ruth Health (YC S21)

Chief Experience Officer

June 2021 - Present (2 years 11 months)

Remote

Ruth Health is a virtual clinic for pregnant and postpartum patients, backed by YCombinator and UnitedHealthcare. We deliver subclinical care nationwide through the pregnancy journey at an accessible price. Our crucial services are both accessible and affordable, to supplement the OBGYN—including Pre + Post Bodywork (pelvic floor therapy), Lactation Support, C-Section Recovery, text message doula support, and self-recovery videos on babywearing, breastfeeding, etc.

With our first 300 patients, we demonstrated an average 43% improvement of condition or chief complaint after just 4 sessions with our providers.

Independent Consultant
Wellness Business Consultant
2016 - Present (8 years)
Global

Customizable business ops, growth & team development consulting packages for fitness and wellness brands.

Clients over the past 8 years have utilized my skills & knowledge for:
- full time business operations and program/product development
- deep market analysis & growth strategy
- instructor development including weekend education workshops and weeks-long in-depth trainings
- months'-long top-to-bottom overhauls of processes and practices
- custom formatting design and execution
- prenatal and postpartum customizations of pre-existing formats

Current and past client rosters span globally across both single location and multi location boutique brands with the following formats: cycling, pilates, barre, yoga, aerial yoga, strength training, HIIT, boxing, circuit training, megaformer, reformer, cardio dance, treadmill, kettlebells, agility and mobility.

Roo Space
Co-Founder & Education Director
April 2019 - June 2020 (1 year 3 months)
Miami, Florida, United States

Pre and postnatal boutique fitness + community concept based in Miami, FL. Raised $500K to build out a franchise business model, returned funds to investors due to Covid.

Equinox
Regional Program Manager, Group Fitness Manager
2013 - 2016 (3 years)
NYC

Elite luxury fitness brand with over 100 locations worldwide, delivering top-tier products, talent, and programming via elite hospitality practices for a one-of-a-kind wellness experience.

barre3
Studio Operations Manager & Instructor Mentor
2010 - 2014 (4 years)

An international franchise model boutique fitness brand, delivering a full-body balanced workout combining strength conditioning, cardio, and mindfulness. At barre3, instead of exercising to meet an end goal, we exercise to be present in our bodies exactly as they are. Barre3 is a workout, but it's also a movement to redefine what success in fitness means.

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